Exhibit 99.1

Moody´s upgrades perspective to stable and confirms Ecopetrol S.A.’s investment-grade rating

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that the rating agency Moody’s has upgraded the company’s perspective to stable and retained its rating at Baa3.

The upgrade in perspective was due to the company’s solid strategy for adding reserves that the Company is advancing on, based on four pillars:

1)	Exploration with strategic partners.
2)	Implementation of improved recovery and infill projects.
3)	Evaluation of opportunities in unconventionals.
4)	Inorganic growth leveraged on the company’s strong cash position.

The rating action was also based on Ecopetrol’s solid financial results, including a good liquidity position and low refinancing risk.

Finally, Moody’s stated that it considers limited risk to Ecopetrol relating to the Reficar investigations.

Bogotá D.C., September 21, 2017

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information contact:

Capital Markets Manager

María Catalina Escobar

Telephone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co